UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
☑  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]
For the fiscal year ended June 30, 2006
OR
☐  Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]
For the transition period from _____ to _____
Commission File Number 1-8703
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
WESTERN DIGITAL CORPORATION 401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESTERN DIGITAL CORPORATION
20511 Lake Forest Drive
Lake Forest, California 92630

INTRODUCTION
     Western Digital Corporation (the “Company”) has established the Western Digital Corporation 401(k) Plan (the “Plan”), formerly known as the Western Digital Corporation Retirement Savings and Profit Sharing Plan. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) as a profit sharing plan and Section 401(k) of the Code as a cash or deferred arrangement plan.
REQUIRED INFORMATION
I. Financial Statements:
     These statements are listed in the Index to the Financial Statements.
II. Exhibits:
     Consent of Independent Registered Public Accounting Firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Date: December 22, 2006	By:	/s/ STEPHEN D. MILLIGAN
Stephen D. Milligan
Retirement, Severance, and Administrative Committee Member

WESTERN DIGITAL CORPORATION 401(K) PLAN

Note:	Additional supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
Retirement, Severance, and Administrative Committee
Western Digital Corporation 401(k) Plan:
     We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation 401(k) Plan (the Plan) as of June 30, 2006 and 2005 and the related statements of changes in net assets available for plan benefits for the years then ended and the supplemental schedule, schedule H, line 4i — schedule of assets (held at end of year) as of June 30, 2006. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Western Digital Corporation 401(k) Plan as of June 30, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i — schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
December 15, 2006

WESTERN DIGITAL CORPORATION 401(K) PLAN
Statements of Net Assets Available for Plan Benefits
(in thousands)

	June 30,
	2006	2005
Assets
Investments, at fair value	$216,368	$181,132
Participant loans	2,711	2,488

Total Investments	219,079	183,620
Non-interest bearing cash	85	208

Net assets available for Plan benefits	$219,164	$183,828

The accompanying notes are an integral part of these financial statements.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
(in thousands)

	Year ended June 30,
	2006	2005
Additions to net assets attributable to:
Contributions:
Participants’ contributions	$19,669	$15,849
Employer’s contributions	3,655	2,957

Total contributions	23,324	18,806

Investment income (expense):
Dividend income	11,116	3,790
Interest income	153	125
Other expense	(61)	(87)
Net appreciation in fair value of investments	11,740	14,481

Total investment income	22,948	18,309

Deductions from net assets attributable to:
Participant distributions paid	(10,936)	(9,223)

Net increase in net assets available for Plan benefits	35,336	27,892
Net assets available for Plan benefits:
Beginning of year	183,828	155,936

End of year	$219,164	$183,828

The accompanying notes are an integral part of these financial statements.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements
June 30, 2006 and 2005
(1) Description of the Plan
General
     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974 (“ERISA”).
Administration of the Plan
     The Retirement, Severance, and Administrative Committee (the “Committee”), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a non-discretionary trust by T. Rowe Price Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee or its designees. The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company. Administrative expenses that are not paid by the Company are paid by the Plan.
Contributions
     U.S.-based employees of the Company, who meet the Plan’s eligibility criteria, are eligible to participate in the Plan and to receive employer matching contributions. During 2006 and 2005, eligible employees were able to contribute up to 30% of their compensation on a pretax basis provided that contributions did not exceed IRS limitations. In addition, effective July 1, 2002, the Plan was amended by the Company to allow employees who have attained age fifty before the close of a Plan year to make a catch up contribution. The amount of the catch up contribution is subject to IRS limitations and is not eligible for matching contributions under the Plan. The Plan was also amended to allow the Company to make contributions equal to 50% of pretax participant contributions to the Plan, up to a maximum matching contribution of $2,000 for any calendar year. The Company may also make additional contributions at its discretion. During 2006 and 2005, the Company did not make any discretionary contributions to the Plan. The Company may suspend matching contributions when it does not have sufficient net profits to make the applicable matching contribution. Contributions, including the Company match to the Plan, are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.
Investments
     As of June 30, 2006 and 2005, the Plan had 25 and 15 investment options, respectively, available to eligible participants in the Plan. As of June 30, 2006 and 2005, all of the Plan’s assets were invested in mutual funds, common collective trust funds, Western Digital common stock, publicly traded equity investments or participant loans. Subject to certain limits, participants may transfer all or a portion of the balance in their accounts between investment funds on a daily basis. Participants may also transfer up to a maximum of 25% of their overall plan balance, less any outstanding loan amounts, to the Tradelink account which is a self-directed brokerage account that offers discount brokerage services for securities not offered under the Plan. The self-directed brokerage account allows plan participants to invest in various common stock and mutual funds.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)
Participant Loans
     Loans can be made to a participant up to an amount equal to the lesser of: $50,000 reduced by the participant’s highest outstanding balance during the preceding 12 months; or, 50% of a participant’s vested account balance. The loans bear interest at a rate fixed at the time of the loan equal to 1% above the current prime rate published by T. Rowe Price Trust Company and are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are allocated to the participants’ accounts in the same manner as their current contributions. The Plan allows participants to have no more than two active loans at a time. The annual interest rate charged on employee loans during 2006 and 2005 ranged from 5.0% to 10.5%.
Participant Accounts
     A separate account is maintained for each participant in each designated fund. Each account is adjusted for contributions and net investment income or loss on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants’ beginning account balances invested in the fund.
Payment of Benefits and Forfeitures
     Upon termination, participants may receive a lump-sum payment in cash and/or shares of the Company’s common stock. The nonvested portion of terminated participants’ accounts is forfeited subject to a five-year reinstatement period. Plan forfeitures not needed to restore forfeited matching contributions are used to pay Plan expenses or used by the Company to reduce employer contributions. During 2006, Plan forfeitures totaling approximately $98,000 were used to reduce employer contributions, compared to 2005 in which there were no Plan forfeitures used to reduce employer contributions. Unallocated forfeitures at June 30, 2006 and 2005 were not significant to the financial statements.
     Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.
Vesting
     Participants are at all times one hundred percent vested in the value of their voluntary contributions and the Company’s profit sharing contributions. A participant vests 20% in employer contributions after one year of service and 20% annually thereafter (as defined in the Plan), or upon retirement (at normal retirement age), permanent disability or death.
Plan Amendments
     Effective April 1, 2006, the Plan was amended to allow salary reduction contributions to be automatically withheld from an eligible employee’s compensation beginning 30 days following an eligible employee’s employment commencement date. The automatic contribution is set at 3% of the eligible employee’s compensation for each payroll period, unless the employee elects a different percentage. Such contributions are treated as pre-tax contributions for all purposes under the Plan, including, but not limited to provisions relating to matching contributions by the Company.
(2) Summary of Significant Accounting Policies
Basis of Presentation
     The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting and present the net assets available for Plan benefits as of June 30, 2006 and 2005 and changes in net assets available for Plan benefits for the years ended June 30, 2006 and 2005. Unless otherwise indicated, references to specific years are to the Plan’s fiscal year.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)
Valuation of Investments and Income Recognition
     Investments in common stock traded on national securities exchanges are valued at current market values, determined through reference to public market information on the last business day of the Plan’s fiscal year. Securities not traded on the last business day are valued at the last reported bid price. Investments in mutual funds are reported at fair market value. Investments in common collective trust funds (“CCTs”) are stated at estimated fair values, which have been determined based on the unit values of the CCTs. Unit values are determined by the bank sponsoring such CCTs by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are carried at their outstanding balance, which approximates fair market value. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.
Payment of Benefits
     Benefits are recorded when paid. At June 30, 2006 and 2005, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not been paid at that date.
Risks and Uncertainties
     The Plan invests in various types of investment securities, including mutual funds, actively managed funds, common collective trust funds and Western Digital Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.
     Additionally, certain mutual funds offered by the Plan invest in the securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.
     As of June 30, 2006 and 2005, approximately 13% and 12%, respectively, of total Plan investments were invested in Western Digital Corporation common stock.
Use of Estimates
     The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)
(3) Investments
     The following presents the Plan’s investments as of June 30, 2006 and 2005, with individual investments that represent 5% or more of the Plan’s net assets available, separately identified (in thousands):

	2006		2005
Company Stock Fund:
Western Digital Stock Fund	$28,012		$21,344
Mutual Funds:
Equity Income Fund	15,838		14,826
Magellan Fund	22,666		20,520
International Stock Fund	11,536		5,623	*
Mid-Cap Growth Fund	17,322		9,903
Science & Technology Fund	11,108		11,607
Small-Cap Value Fund	20,245		15,441
PIMCO High Yield Fund	4,909	*	11,185
Common Collective Trust Funds:
Equity Index Trust	17,859		16,114
Stable Value Fund	41,684		40,402
All investments less than 5% of Plan Assets	27,900		16,655

Total Investments	$219,079		$183,620

*	This amount represents less than 5% of the Plan’s net assets during the respective year, presented for comparative purposes.
     During 2006 and 2005, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows (in thousands):

	2006	2005
Company Stock Fund	$10,477	$10,387
Mutual Funds	(1,693)	1,964
Common Collective Trust Funds	2,956	2,130

	$11,740	$14,481

(4) Profit Sharing Feature
     The Company adopted an annual profit sharing feature effective as of the beginning of the Company’s 1992 fiscal year. All eligible domestic employees of the Company who are employed on the last day of the Company’s fiscal year are eligible to participate in the profit sharing component. The amount of profit sharing paid to participants, which is granted at the discretion of the Company, is dependent upon their eligible compensation earned during the fiscal year. If approved, a portion of each eligible participant’s allocation of the Company’s profit sharing contribution is deposited into an individual profit sharing account established under the Plan and the excess allocable to such participant, if any, is paid as a fiscal year-end cash bonus. Benefits are generally payable following retirement, disability, death, hardship or termination of employment. During 2006 and 2005, the Company made no profit sharing contributions to the Plan.
(5) Party-In-Interest Transactions
     Certain investments in mutual funds, investments within the Tradelink Investment account and assets held in a non-discretionary trust within the Plan are managed by T. Rowe Price Trust Company, the Plan trustee. Purchases and sales involving these investment options are performed in the open market at fair value and qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)
(6) Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their employer contributions.
(7) Income Tax Status
     The Internal Revenue Service has determined and informed the Company by letter, dated September 25, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plans tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

WESTERN DIGITAL CORPORTAION 401(K) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
June 30, 2006
(in thousands)

Identity of Issue, Borrower, Lessor	Description of Investment,	Current
or Similar Party	Collateral or Par Value	Value	Cost
Common stock:
* Western Digital Corporation	1,414 shares common stock, $.01 par value	$28,012	$17,332

Mutual funds:
Bond funds:
Pacific Investment Management Company	1,112 shares PIMCO Total Return II Mutual Fund	10,756	11,344
Pacific Investment Management Company	516 shares PIMCO High Yield Fund	4,909	4,991

Stock funds:
* T. Rowe Price Trust Company	601 shares T. Rowe Price Science & Technology Mutual Fund	11,108	16,833
* T. Rowe Price Trust Company	588 shares T. Rowe Price Equity Income Mutual Fund	15,838	14,561
* T. Rowe Price Trust Company	498 shares T. Rowe Price Small-Cap Value Mutual Fund	20,245	15,324
* T. Rowe Price Trust Company	316 shares T. Rowe Price Mid-Cap Growth Mutual Fund	17,322	15,363
* T. Rowe Price Trust Company	752 shares T. Rowe Price International Stock Mutual Fund	11,536	10,541
* T. Rowe Price Trust Company	7 shares Retirement Income Fund	83	84
* T. Rowe Price Trust Company	13 shares Retirement 2005 Fund	144	145
* T. Rowe Price Trust Company	35 shares Retirement 2010 Fund	519	524
* T. Rowe Price Trust Company	34 shares Retirement 2015 Fund	391	397
* T. Rowe Price Trust Company	24 shares Retirement 2020 Fund	394	401
* T. Rowe Price Trust Company	25 shares Retirement 2025 Fund	301	304
* T. Rowe Price Trust Company	19 shares Retirement 2030 Fund	332	334
* T. Rowe Price Trust Company	7 shares Retirement 2035 Fund	79	80
* T. Rowe Price Trust Company	4 shares Retirement 2040 Fund	62	62
* T. Rowe Price Trust Company	6 shares Retirement 2045 Fund	74	76
Fidelity Retirement Services	259 shares Fidelity Magellan Mutual Fund	22,666	25,090
Wells Fargo	148 shares Wells Fargo Large Company Growth Mutual Fund	6,763	6,659
Wasatch Funds	188 shares Wasatch Ultra Growth Fund	4,521	4,701
Domini Social Equity Fund	18 shares Domini Social Equity Fund	533	511

Total mutual funds		128,576	128,325

Common Trust Fund:
* T. Rowe Price Trust Company	41,684 shares T. Rowe Price Stable Value Fund	41,684	41,684
* T. Rowe Price Trust Company	486 shares T. Rowe Price Equity Index Trust	17,859	15,378

		59,543	57,062

Other:
* Tradelink Investments	Various publicly traded equity investments	237	238

* Plan Participants	419 participant loans with various maturities;
	interest rates range from 5.0% to 10.5%	2,711	—

		$219,079	$202,957

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

WESTERN DIGITAL CORPORATION 401(K) PLAN
INDEX TO EXHIBITS

		Sequentially
Exhibit	Description	Numbered Page
23	Consent of Independent Registered Public Accounting Firm	15